SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol Announces Results for the third quarter of 2010
and the nine-month period ended Sep. 30 of 2010

•	Production for the Ecopetrol Corporate Group for the quarter was 632.1 MBOED, up 16.4% compared to the same period last year.
•	Ecopetrol S.A.’s net income for the quarter reached COL$1.7 trillion, and COL$5.6 trillion between January and September of 2010, increasing 42.7% and 57.2% respectively compared to 2009.
•	EBITDA margin increased to 46% during the quarter and to 44% for the nine-month period ended September 30, 2010.
•	The hydro-treatment plant began producing diesel and gasoline according to the highest international quality standards.
•	A new subsidiary was incorporated for the construction of the Oleoducto Bicentenario.

BOGOTA, Oct. 26 / — Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) announced today its unaudited unconsolidated and consolidated financial results for the third quarter of 2010 and the nine-month period ended Sep. 30, 2010, prepared and filed in accordance with the Public Accountancy Legal Framework (Regimen de Contabilidad Publica – RCP) of the Colombian General Accounting Office and in Colombian pesos (COL$).

This current report on Form 6-k is hereby incorporated by reference into the Company’s registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on February 12, 2010.

The table below sets forth the highlights of Ecopetrol’s financial results for the periods indicated

Highlights of Ecopetrol’s financial results

	Unconsolidated						Consolidated
(COP$ Billion)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%		3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Total sales	8,586.7	7,370.0	16.5%	26,461.5	19,168.3	38.0%	9,892.2	8,901.8	11.1%	30,324.2	21,418.4	41.6%
Operating profit	2,865.9	2,224.1	28.9%	8,757.3	5,377.5	62.9%	2,767.4	2,330.3	18.8%	8,927.2	5,493.8	62.5%
Operating margin	33%	30%		33%	28%		28%	26%		29%	26%
EBITDA	3,952.1	3,037.6	30.1%	11,694.3	7,474.4	56.5%	4,033.0	3,212.4	25.5%	12,067.3	8,102.0	48.9%
EBITDA margin	46%	41%		44%	39%		41%	36%		40%	38%
Net Income	1,702.4	1,193.4	42.7%	5,604.1	3,564.9	57.2%	1,723.5	1,109.8	55.3%	5,444.8	3,410.6	59.6%
Net margin	20%	16%		21%	19%		17%	12%		18%	16%
Earnings per share (COP$)	42.06	29.49		138.46	88.08

Ecopetrol’s CEO, Javier Gutierrez, said: “The third quarter’s results were very important for our strategic plan. Beside the production growth above 16%, the discovery of hydrocarbons in two exploratory wells and the acquisition of a 51% interest in BP in Colombia, are evidence that we are headed in the right direction to strengthen our E&P business.

The start in operations of the hydro-treatment plant which allows us to supply cleaner fuels with the highest international standards, the advances in the structuring of the Oleoducto Bicentenario project, and the beginning of production and transportation of biodiesel were also highlights of the quarter. As we had anticipated, today we are reporting important achievements. Another important milestone was the listing of the company’s ADR on the Toronto Stock Exchange, allowing us to continue strengthening our presence in the international capital markets. With this listing, Canadian investors with growing interest in Colombia and Ecopetrol are now able to follow our results and strategy more closely.

In summary, it was a positive quarter for the Company, which gives us confidence in achieving the goals for 2010, and accomplishing the objectives set for 2015 and 2020.”

PRESS RELEASE

Ecopetrol Announces Results for the third quarter of 2010 and the nine-month period ended September 30, 2010

Table of Contents

I. Financial and operating results		3

a.	Availability of crude oil and products	3

b.	Ecopetrol sales volumes	4

c.	Price behavior	5

d.	Financial Results	6

e.	Cash flow and position	7

f.	Results by Segment	8

g.	Balance sheet	8

a.	Exploration	10

b.	Production	11

c.	Refining	13

d.	Transportation	14

e.	Biofuels	15

III. Corporate Social Responsibility		16

a.	Human talent and recognition	16

b.	Science and technology	17

d.	Health, Safety and Environmental Performance	17

IV. Financial Results of Ecopetrol and Subsidiaries (consolidated)		18

V. Presentation of Results		20

VI. Tables		22

PRESS RELEASE

I. Financial and operating results

a.	Availability of crude oil and products

The availability of Ecopetrol crudes and products is summarized in the following table of volumes produced, purchased and imported:

Ecopetrol S.A. (does not include subsidiaries) Gross oil and gas production
(MBOED)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	498.9	412.8	20.9%	471.9	394.1	19.7%
Natural Gas	98.4	96.0	2.5%	97.5	90.4	7.9%
Total	597.3	508.8	17.4%	569.4	484.5	17.5%

(-) Royalties
(MBOED)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	77.8	62.1	25.3%	71.3	59.9	19.0%
Natural Gas	20.3	19.0	6.8%	19.1	18.0	6.1%
Total	98.1	81.1	21.0%	90.4	77.9	16.0%

(=) Net oil and gas production
(MBOED)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude oil	421.1	350.7	20.1%	400.6	334.2	19.9%
Gas natural	78.1	77.0	1.4%	78.4	72.4	8.3%
Total	499.2	427.7	16.7%	479.0	406.6	17.8%

Purchase volume (mboed)*	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	174.4	164.1	6.3%	175.1	163.1	7.4%
Refined products	3.5	7.3	(52.1)%	5.2	8.1	(35.8)%
Natural Gas	36.4	38.6	(5.7)%	37.9	36.9	2.7%
Total Purchases	214.3	210.0	2.0%	218.2	208.1	4.9%

Imports volume (mbd)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Products	48.1	41.5	15.9%	59.5	37.5	58.7%

	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Total available**	761.6	679.2	12.1%	756.7	652.2	16.0%

* Purchase volume includes royalties from Ecopetrol and other companies
** Does not include inventories variations

The Company’s growing crude and gas production was the main source of supply for the Company’s operations increasing 17.4% from the third quarter of 2009 to the same period of 2010. In terms of purchased volumes, total purchases grew 2% and third-party crude purchases increased 6.3% compared to the third quarter of 2009.

The 15.9% growth in imports was due to 1) the purchase of diesel with very low sulphur content in order to comply with the environmental regulations before the Company’s hydro-treatment plant became operational, and 2) increased naphtha imports to act as a diluent for the transportation of heavy crude oils.

PRESS RELEASE

b.	Ecopetrol sales volumes

Local Sales Volume (mboed)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	4.8	0.4	1,100.0%	3.6	0.3	1,100.0%
Natural Gas	87.1	75.5	15.4%	96.1	67.8	41.7%
Gasoline	59.3	73.5	(19.3)%	61.8	73.9	(16.4)%
Medium Distillates	99.9	82.8	20.7%	101.7	79.1	28.6%
LPG and fuel oil	14.5	18.9	(23.3)%	15.2	19.7	(22.8)%
Industrial and Petrochemical	17.1	13.8	23.9%	16.7	12.8	30.5%
Total Local Sales	282.7	264.9	6.7%	295.1	253.6	16.4%

Export Sales Volume (mboed)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	303.0	248.0	22.2%	294.0	216.4	35.9%
Products	54.0	40.3	34.0%	50.7	50.7	0.0%
Natural Gas	5.6	23.1	(75.8)%	2.3	24.1	(90.5)%
Total Export Sales	362.6	311.4	16.4%	347.0	291.2	19.2%

Sales to Free Trade Zone (mboed)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	75.9	76.2	(0.4)%	77.5	79.5	(2.5)%
Products	2.9	2.3	26.1%	2.3	2.0	15.0%
Natural Gas	2.1	1.9	10.5%	2.4	2.0	20.0%
Total Sales to Free Trade Zone	80.9	80.4	0.6%	82.2	83.5	(1.6)%

Total Sales Volume	726.2	656.7	10.6%	724.3	628.3	15.3%

The increase in sales shown in the table above is primarily the result of:

International market:

The most significant developments in the Company’s international sales activity during the third quarter were:

•	The exporting of six shipments of Castilla crude of one million barrels each.
•	Growth in gas exports to Venezuela.
•	Increase in sales to refineries in United States, from 5.5 million barrels in the third quarter 2009 to 6.4 million barrels in the same period this year.

As shown above, there was an increase in crude exports to Africa, Canada and Central and South America in the third quarter of 2010 compared to the same period in 2009. Product exports to the Caribbean and Central America were also significantly higher during the period.

Export destinations: Crudes
Destination	3Q 2010	3Q 2009
US Gulf Coast	56.6%	58.6%
Far east	12.5%	21.6%
Central America	6.5%	0.3%
South America	6.5%	2.8%
Africa	5.5%	2.4%
US West Coast	3.9%	5.5%
Caribbean	3.7%	4.2%
Canada	3.6%	0.0%
US Atlantic Coast	1.2%	2.4%
Europe	0.0%	2.2%
	100.0%	100.0%

Export destinations: Products
Destination	3Q 2010	3Q 2009
US Gulf Coast	46.2%	20.5%
Far east	23.4%	7.2%
Central America	9.4%	13.3%
South America	0.0%	6.9%
Caribbean	3.2%	22.2%
US Atlantic Coast	0.0%	19.0%
Europe	17.8%	10.9%
	100.0%	100.0%

PRESS RELEASE

Local market:

Local sales increased by 6.7% in the third quarter of 2010.  Such increase was largely the result of the growth in sales of medium distillates, natural gas and industrial and petrochemical products.

Growing sales of medium distillates is the result of constraints in the supply of B100 (100% palm biofuel) to wholesalers, who had to purchase higher B2 volumes from Ecopetrol to supply the market. Additionally, there was an increase on JET fuel demand due to a lower price of this fuel in Colombia compared to the close references and a growth of frequencies in the airlines in the country.

Gasoline sales decreased during the third quarter of 2010 compared to the same period of 2009 due to a lower demand in the north coast as well as in the western region of the country. The lower demand was partially offset by the reduction in ethanol content on gasoline, which decreased from 10% to 8%, requiring additional 2% of gasoline in the blend.

In the nine month period ended September 2010, local sales represented 52% of total sales, rising 12% when compared to the same period 2009. The growth is mainly because of the higher deliveries of natural gas (80GBTU) and diesel to thermal plants (1.4 MBD).

c.	Price behavior

Average price export basket	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
WTI (average)	76.2	68.3	11.6%	77.6	57.0	36.1%
Export crude oil basket	69.9	62.4	12.0%	70.7	50.4	40.3%
Export products basket	68.1	61.2	11.3%	68.8	47.7	44.2%
Natural gas basket	4.0	3.1	29.0%	3.8	3.4	11.8%

Crude differentials of Ecopetrol crude oil basket in the third quarter were close to those of the same period one year ago (US$-6.3/Bl in the third quarter of 2010 vs US$-5.9/Bl in the third quarter of 2009). The price of Castilla crude has been recovering as a result of 1) improvements in refining margins, 2) the reduction in heavy crude production by OPEC countries and Mexico, and 3) the lack of supply in the market of the Canadian Cold Lake crude due to the disruption of its transport lines between the West and East coasts and to within the United States.

Product differentials increased during the third quarter 2010 compared to the third quarter of 2009 (US$-8,1/Bl in the third quarter of 2010 vs US$-7,1/Bl in the third quarter of 2009) as a result of steeper discounts on fuel oils in the international markets. However, the discount for the nine-month period ended September 30, 2010 was lower than in 2009 due to the consolidation of Colombian fuel oil shipments using larger capacity tankers for transporting products to Singapore (a country with high demand and an attractive bunker price for shipping fuel).

The price of the natural gas basket rose on an increase in the price of Guajira gas, (which is the most significant gas production in respect of the Company’s gas revenue).  According to CREG (Colombian energy and gas regulatory commission) regulation this price is indexed to fuel oil prices.

PRESS RELEASE

d.	Financial Results

Ecopetrol S.A. (does not include subsidiaries)

Income Statement (COP$ Billion)	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine- month period ended Sep 30, 2009%
Local Sales	3,115.4	2,765.6	12.6%	9,871.0	7,697.6	28.2%
Export Sales*	5,137.5	4,356.8	17.9%	15,615.2	10,755.3	45.2%
Sales of services	333.8	247.6	34.8%	975.3	715.4	36.3%
Total Sales	8,586.7	7,370.0	16.5%	26,461.5	19,168.3	38.0%
Variable Costs	3,851.6	3,383.2	13.8%	12,169.7	9,009.0	35.1%
Fixed Costs	1,415.0	1,247.4	13.4%	4,014.4	3,298.3	21.7%
Cost of Sales	5,266.6	4,630.6	13.7%	16,184.1	12,307.3	31.5%
Gross profit	3,320.1	2,739.4	21.2%	10,277.4	6,861.0	49.8%
Operating Expenses	454.2	515.2	(11.8)%	1,520.1	1,483.5	2.5%
Operating Profit	2,865.9	2,224.2	28.9%	8,757.3	5,377.5	62.9%
Non Operating Profit/(Loss)	(556.4)	(588.9)	(5.5)%	(1,167.4)	(425.6)	174.3%
Income tax	607.1	441.8	37.4%	1,985.8	1,387.0	43.2%
Net Income	1,702.4	1,193.5	42.6%	5,604.1	3,564.9	57.2%

Earnings per share (COP$)	$42.06	$29.49	42.6%	$138.46	$88.08	57.2%
EBITDA	3,952.1	3,037.6	30.1%	11,694.3	7,474.4	56.5%
EBITDA Margin	46%	41%		44%	39%
Operating Margin	33%	30%		33%	28%
Net Margin	20%	16%		21%	19%

* Sales to Free trade zones for the year 2009 were reclasified as export sales to make financial statements comparable

Ecopetrol’s net income in third quarter 2010 exceeded that of the same period one year ago, while the first nine months of 2010 also saw an increase compared to 2009. The higher net income primarily was the result of higher operating income derived from increases in volume and international prices. The increase in revenues was higher than the increase in costs which resulted in higher operating margin (33% in the third quarter of 2010 vs. 30% in the third quarter 2009). EBITDA margin was significantly higher for the quarter by 46%, and 44% cumulative for the year.

The following key factors are noted when comparing the third quarter 2010 financial results with those of last year as well as cumulative through the end of September 2010 and 2009:

•	Total sales increased primarily due to: 1) higher sales volume, and 2) higher crude and product prices.

•
Variable costs increased mainly as a result of an increase in hydrocarbon purchases, imports as well as amortization and depletion stemming from new capitalizations and greater production. The effect of the peso revaluation against the U.S. dollar had a favorable effect by reducing costs.

•	Fixed costs increased due to the higher contracted services both for direct as well as subsidiary operations, maintenance, well renovations and depreciations.

•	Operating expenses decreased due to lower exploratory expenses and projects as a result of fewer dry well recognitions,

•	Trade expenses increased derived from the economic recognition to customers of natural gas delivery cancellations resulting from operating and weather factors.

PRESS RELEASE

•	A non-operating loss of COL$556.4 billion was recorded for the third quarter primarily because of:

o
A loss in registered interests, according to the equity method, of COL$293 billion primarily a result of: 1) dry well recognition at Ecopetrol Brasil (COL$160 billion); 2) negative margins of the Cartagena refinery margins (COL$63 billion), and 3) recognition of exploratory expenses in Ecopetrol Peru (COL$57 billion).

o
Net loss of COL$128.5 billion due to the effect of the peso revaluation in the mark to market of dollar-denominated portfolio investments. However, it is important to highlight that the net position in foreign currency that resulted from the debt acquired in dollars has decreased the Company’s exposure to these exchange rate factors. The Company’s active net position in U.S. dollars at September 30, 2010 was US$511 million.

o	Net allowances of COL$25.6 billion, primarily in the line item “allowance of property, plant and equipment”

o	Net financial income of COL$98.4 billion corresponding to interest, and mark to market of the investment portfolio.

o	Other minor expenditures of COL$10.8 billion.

e.	Cash flow and position

Col$ Billion*	3Q 2010	3Q 2009	Nine-month period ended Sep 30, 2010
Initial Cash	7,885	5,535	4,840
Cash generated from operations (+)	8,736	9,129	26,456
Cash used in operations (-)	(6,133)	(6,058)	(17,140)
Capex (-)	(1,449)	(1,408)	(4,164)
Acquisitions (-)	(1,161)	-	(1,161)
Dividend payments (-)	(1,214)	(2,938)	(2,469)
New debt (+)	-	3,509	-
Other inflows (+/-)	358	263	968
Fx differences (+)	(230)	(238)	(538)
Final Cash	6,792	7,794	6,792

*For purposes of registration, the balances in U.S. dollars are converted to pesos each month at the average exchange rate. The initial cash in each quarter is calculated at the average first month rate and final cash is calculated with the average rate of the last month of the quarter.

As of September 30, 2010, Ecopetrol registered approximately COL$6.8 trillion in its total portfolio of liquidity surpluses, equivalent to cash and investments, including investments in portfolios held to maturity of COP$118.5 billion.

The company generated COL$ 8.7 trillion in cash from operations, which is less than the COL$9.1 trillion generated the year before, mainly because in the third quarter of 2010 only COL$144 billion of subsidies were received, compared to COL$1.6 trillion in the same period of 2009.

PRESS RELEASE

f.	Results by Segment

Results by Segment
COP$ Billion
	E&P		Refining		Transportation		Sales and Marketing		Eliminations		Ecopetrol
	3Q 2010	Nine- month period ended Sep 30, 2010	3Q 2010	Nine- month period ended Sep 30, 2010	3Q 2010	Nine- month period ended Sep 30, 2010	3Q 2010	Nine- month period ended Sep 30, 2010	3Q 2010	Nine- month period ended Sep 30, 2010	3Q 2010	Nine- month period ended Sep 30, 2010
Domestic Sales	2,528.8	7,228.5	2,866.0	8,968.4	787.4	2,244.9	234.4	751.2	(2,967.3)	(8,346.7)	3,449.3	10,846.3
International Sales	2,973.5	8,920.3	650.8	1,895.6	-	-	1,513.2	4,799.3	-	-	5,137.5	15,615.2
Total Sales	5,502.3	16,148.8	3,516.8	10,864.0	787.4	2,244.9	1,747.6	5,550.5	(2,967.3)	(8,346.7)	8,586.8	26,461.5
Operating Revenues	2,845.7	8,526.5	(209.6)	(490.2)	167.0	549.1	41.2	171.8	-	-	2,844.3	8,757.2
Operating Margin	51.7%	52.8%	(6.0)%	(4.5)%	21.2%	24.5%	2.4%	3.1%	-	-	33.1%	33.1%
Net Income	1,835.4	5,769.2	(190.3)	(613.9)	74.8	426.0	39.3	22.7	-	-	1,759.1	5,604.0
Net Margin	33.4%	35.7%	(5.4)%	(5.7)%	9.5%	19.0%	2.2%	0.4%	-	-	20.5%	21.2%
EBITDA	3,768.8	11,000.7	(114.6)	(238.8)	237.7	760.8	40.6	171.6	-	-	3,932.5	11,694.3
Ebitda Margin	68.5%	68.1%	(3.3)%	(2.2)%	30.2%	33.9%	2.3%	3.1%	-	-	45.8%	44.2%

Note: The report by segment is calculated based on transfer prices between business units, using as reference export parity prices.

Exploration and Production:

The Exploration and Production segment generated a net income of COL$1,835.4 billion in third quarter of 2010 as a result of the continued growth of the Company’s production. Net income corresponding to this segment totaled COL$5,769.2 billion in the nine-month period ended September 30, 2010. The Ebitda margin of the segment was 68.5% during the third quarter and 68.1% for the nine-month period ended September 30, 2010.

Refining:

The Refining and Petrochemical segment recorded a loss of COL$190.3 billion in the third quarter of 2010 and a loss of COL$613.9 billion for the nine-month period ended September 30, 2010, with an operating margin of US$-3.7/barrel. Starting September, imports of Premium Diesel decreased from 39MBD to 24MBD as a result of the commencement of operations of the hydro-treatment plant at the Barrancabermeja refinery. The Ebitda margin of the segment was -3.3% during the third quarter and     -2.2% for the nine-month period ended September 30, 2010.

Transportation:

The Transportation segment generated net income of COP$74.8 billion in the third quarter of 2010 and net income of COP$426.0 billion for the nine-month period ended September 30, 2010. These increases were primarily due to the increase in volumes transported, which resulted from higher volumes of crude, biodiesel and other fuels. The Ebitda margin of the segment was 30.2% during the third quarter and 33.9% for the nine-month period ended September 30, 2010.

Supply and Marketing:

The Supply and Marketing segment generated net income of COP$39.3 billion in the third quarter of 2010 and net income of COP$22.7 billion for the nine-month period ended September 30, 2010, mainly as a result of higher volumes traded of crude and premium diesel. The Ebitda margin of the segment was 2.3% during the third quarter and 3.1% for the nine-month period ended September 30, 2010.

g.	Balance sheet

The following table sets forth a summary of Ecopetrol’s unconsolidated balance sheet as of the periods indicated:

PRESS RELEASE

Unconsolidated
Balance Sheet (COP$ Billion)	As of September 30, 2010	As of June 30, 2010%
Current Assets	11,554.3	11,278.8	2.4%
Long Term Assets	48,604.7	47,815.9	1.6%
Total Assets	60,159.0	59,094.7	1.8%
Current Liabilities	10,608.1	11,211.5	(5.4)%
Long Term Liabilities	13,127.6	13,358.1	(1.7)%
Total Liabilities	23,735.7	24,569.6	(3.4)%
Equity	36,423.3	34,525.1	5.5%
Total Liabilities and Shareholders´ Equity	60,159.0	59,094.7	1.8%

Debit Memorandum accounts	85,123.2	88,299.8	(3.6)%
Credit Memorandum accounts	63,519.1	62,875.8	1.0%

During the third quarter of 2010 the main variations in assets were 1) Higher mark to market due to the valuation of variable income portfolio investments, and adjustments made to fixed assets amounting to COL$210 billion; 2) Payment of the second installment of the dividend to the shareholders amounting to COL$1.2 trillion; 3) Depletion of the Company’s investment portfolio which was used for the payment of the acquisition of 51% of BP Exploration Company Colombia Limited; 4) Incorporation and capitalization of Oleoducto Bicentenario de Colombia S.A.S. for COL$306 billion, registered as an account payable; 5) Increase in property, plant and equipment of COL$804 billion, principally attributable to capitalizations associated with the start in operation of the hydro-treatment plant at the Barrancabermeja refinery.

The Company’s liabilities declined 3% in the third quarter of 2010 mainly as a result of the payment of the second installment of the dividend to the Company’s shareholders, in August 2010.

The Company’s equity increased 5.5% during the quarter mainly due to 1) recognition of the valuation surplus in property, plant and equipment investments, 2) revaluation of long-lifed assets, and 3) a decrease in the surplus from the equity method.

PRESS RELEASE

II. Aspects of the Business

a.	Exploration

Exploration in Colombia (does not include subsidiaries):

During the nine-month period ended September 30, 2010, the following exploratory drilling was carried out in Colombia:

A-3 and stratigraphic wells
Nine-month period ended Sep 30, 2010
Type of well	Number of wells	Hydrocarbon Presence	Under evaluation	Dry
A-3	12	3	0	9
Stratigraphic	8	4	0	4

Wells with hydrocarbon presence
Nine-month period ended Sep 30, 2010
Well	Type	Basin	Province
Quifa-6	A-3	Llanos	Meta
Rio Zulia West	A-3	Catatumbo	Norte de Santander
Oripaya	A-3	Catatumbo	Norte de Santander
Quifa-20x	Stratigraphic	Llanos	Meta
Quifa-22x	Stratigraphic	Llanos	Meta
Quifa-24x	Stratigraphic	Llanos	Meta
Quifa-26x	Stratigraphic	Llanos	Meta

During the third quarter of 2010, Ecopetrol concluded the drilling of two exploratory wells. The Oripaya well, of which Ecopetrol is operator with 100% participation rights, is located in Uribante Block (Catabumbo Basin – Norte de Santander Province) and has shown the presence of surface hydrocarbons. The Gouda well in the El Queso block (Valle Superior del Magdalena Basin – Tolima and Huila provinces), in which Ecopetrol is a 50% risk participant, was plugged and abandoned.

At the end of the third quarter of 2010, Ecopetrol was involved in drilling the Odin and Tinkhana wells in Valle Superior del Magdalena Basin and the Akacias well in the Llanos Basin.

Corporate Group Exploration:

International wells
Nine-month period ended Sep 30, 2010
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3	5	0	2	3

During the third quarter international exploratory activities were conducted on three wells: the Malbec and Itauna wells in Brazil, and the Runtusapa well in Peru.

PRESS RELEASE

The Malbec well was plugged and abandoned. As of September 30, 2010, the Runtusapa well was being drilled, as was the Itauna well, which showed the presence of hydrocarbons.

In Colombia, the subsidiary Hocol conducted activities on four wells during the third quarter, adding to six wells in the nine month period ended September 2010. Five of the wells were plugged and abandoned and one is still on evaluation.

Seismic:

Total seismic data acquired during the nine-month period ended September 30, 2010 increased by 465% compared to the same period in 2009. 75% percent of acquired seismic in 2010 was at the international level by subsidiaries.

The following table summarizes the Company’s seismic activity:

Seismic Activity KM Eq
	Jan-Sep 2010	Jan-Sep 2009%
Direct	1,295	1,443	-10%
Joint ventures	2,761	130	2024%
Association contracts	-	627	-100%
Hocol	1,095	416	163%
International	11,022	249	4327%
Total	16,173	2,865	465%

b.	Production

Production of Ecopetrol S.A.:

Gross production equivalent of Ecopetrol S.A. crude and gas increased 17.4% from 508.8 mboed in the third quarter of 2009 to 597.3 mboed in the third quarter of 2010, 83.5% of which was crude. Average production in the nine-month period ended September 30, 2010 reached 569.4 mboed, which represents an increase of 17.5% from the same period in 2009.  In such nine-month period, Ecopetrol’s direct production share of total production was 43%.

The following table summarizes the Company’s production per crude for the periods indicated:

Production per crude
	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Light crudes	55.8	44.6	25.1%	46.0	44.3	3.8%
Medium crudes	227.3	221.9	2.4%	224.0	212.5	5.4%
Heavy crudes	215.8	146.3	47.5%	201.9	137.3	47.1%
Total	498.9	412.8	20.9%	471.9	394.1	19.7%

Does not include subsidiaries

During the third quarter 2010, heavy crude accounted for 43% of total crude production compared to 35% in the same period of 2009. The increase is in line with initiatives implemented by the Company during 2010 to develop direct operations at the Castilla and Chichimene fields, and partnerships at the Rubiales and Quifa fields. In particular, Castilla’s results stood out with gross production in excess of 100 MBOD in the months of August (101 MBOD) and September (102 MBOD).

PRESS RELEASE

During the quarter, natural gas production increased to 562 MCFD compared to 548 MCFD in the same period in 2009. The nine-month period ended September 30, 2010 has shown a 7.7% increase reaching a natural gas production of 555 MCFD.

The following table summarizes the Company’s development well drilling activity for the periods indicated:

Development Wells
	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Direct	60	38	58%	122	105	16%
In partnership	155	103	50%	400	320	25%
Total	215	141	52%	522	425	23%

During the nine-month period ended September 30, 2010, 522 wells were drilled, with an increase of 23% compared with the same period in 2009. Direct drilling activity rose by 16%. The details of drilling per region during the nine-month period ended September 30, 2010 are summarized in the following table:

Development wells
Region	Direct wells	Asociated wells
Magdalena	39	213
Central	74	141
North east	0	4
Catatumbo Orinoquia	0	8
South	9	31
Others	0	3
Total	122	400

Costs for Ecopetrol S.A:

The lifting cost per barrel produced by Ecopetrol (including royalties) was US$7.28/BL for the nine-month period ended September 30, 2010, compared to US$6.40/BL for the same period of 2009. The US$0.88/BL rise was a result of the revaluation of the Colombian peso vs. the U.S. dollar and higher costs associated with maintaining surface, subsoil and subsidiary infrastructures. The growth of the Company’s volumes produced had a favorable effect by reducing the cost.

Lifting cost calculated over barrels produced net of royalties is US$9.21/Bl for the nine month period ended September 2010, compared to US$7.71/Bl in the same period of 2009.

Corporate group:

The following table summarizes the Ecopetrol Corporate Group’s production on a consolidated basis:

PRESS RELEASE

Oil and gas production including royalties (mboed)
Ecopetrol S.A.	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	498.9	412.8	20.9%	471.9	394.1	19.7%
Natural Gas	98.4	96.0	2.5%	97.5	90.4	7.9%
Total	597.3	508.8	17.4%	569.4	484.5	17.5%

Hocol	3Q 2010	3Q 2009		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	25.4	23.8	6.7%	24.8	23.6	5.1%
Natural Gas	-	1.9	-100.0%	1.1	1.4	(21.4)%
Total	25.4	25.7	-1.2%	25.9	25.0	3.6%

Savia	3Q 2010	3Q 2009		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	6.4	5.8	10.3%	6.5	5.6	16.1%
Natural Gas	1.1	1.4	-21.4%	0.9	1.4	-35.7%
Total	7.5	7.2	4.2%	7.4	7.0	5.7%

Ecopetrol America INC (K2)	3Q 2010	3Q 2009		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Crude Oil	1.7	1.2	41.7%	1.7	0.7	142.9%
Natural Gas	0.2	0.1	100.0%	0.2	-	100.0%
Total	1.9	1.3	46.2%	1.9	0.7	171.4%

Total Group's production	632.1	543.0	16.4%	604.6	517.2	16.9%

c.	Refining

Barrancabermeja refinery:

Despite the completion of scheduled maintenance in two units, through-put at the Barrancabermeja Refinery during the third quarter of 2010 was higher compared to the same period in 2009.

The following table summarizes the refinery runs at the Barrancabermeja refinery:

Refinery runs Barrancabermeja
Mbod	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Barrancabermeja	232.3	211.9	9.6%	222.2	212.9	4.4%

In terms of the hydro-treatment project, the diesel plant began operations in August followed by the gasoline plant in September, allowing for the delivery of clean fuels from the Company’s own production.

Margins and costs for Ecopetrol S.A.:

The cash operating cost of the Barrancabermeja refinery for the nine-month period ended September 30, 2010 was US$5.48/BL, a decrease of US$0.07BL from the same period in 2009, resulting from 1) higher through-put, 2) lower costs generated from optimization of chemical product and fuel usage; 3) better management of planned stoppages; and 4) lower general costs.

PRESS RELEASE

Refining margin of the Barrancabermeja Refinery (average price of sold products minus average price of raw materials purchases) for the nine-month period ended September 30, 2010 was US$7.29/Bl, compared to US$4.74/Bl during the same period in 2009. The increase was a result of a higher average price of the product basket (US$81.24/Bl vs. US$59.00/Bl) that offset the growth on crude oil and product purchases (diesel imports mainly) which increased from US$54.30/Bl to US$73.95/Bl. The improvement of the margin is driven by a better crack spread and a cheaper feed.

Cartagena refinery:

At the Cartagena Refinery (Reficar S.A.) through-put during the third quarter of 2010 was lower than that of the third quarter of last year as a result restrictions on the operation of the refinery’s crude unit which will undergo general maintenance during the fourth quarter of 2010.

Refinery runs Cartagena
Mbod	3Q 2010	3Q 2009%		Nine-month period ended Sep 30, 2010	Nine-month period ended Sep 30, 2009%
Cartagena	75.7	80.1	(5.5)%	77.7	79.1	(1.8)%

For the nine-month period ended September 30, 2010, execution for the Development Master Plan in the Cartagena Refinery amounted to COL$690.5 billion. According to latest estimates, the mechanical end date will be February 28 of 2013.

d.	Transportation

Volumes transported:

Volume transported during the third quarter of 2010 rose by 33% compared to the same period of 2009, from 785.5 MBOD to 1,048.0 MBOD. Most of the growth was in the transportation of crude, which increased from 557.1 MBOD during the third quarter of 2009 to 792.7 MBOD during the third quarter of 2010 (42.3% increase). The growth in crude transport results from: 1) Expansion of transportation capacity of the Galan-Ayacucho 18” Pipeline; 2) Expansion of the transportation capacity of the Apiay-Porvenir oil pipelines and; 3) Optimization of the Ayacucho-Covenas 16” and Vasconia-GRB 20” pipelines. In terms of refined products, the increase in volume transported during the period reflected an increase in the transportation capacity of the Pozos Colorados-Galan 14” pipeline.

Infrastructure expansion:

The Company’s Program for Crude Extraction led to significant growth in the Company’s transportation capacity, coming mainly from 1) The Llanos Orientales region with an increase in the transport capacity of the Castilla – Apiay pipeline from 80 to 120 MBOD, 2) The Mid Magdalena Valley with an increase in the transport capacity of the Vasconia – Barrancabermeja pipeline from 140 to 160 MBOD and 3) The pumping capacity between the Ayacucho and Covenas pipeline increased from 40 to 48 MBOD.

Regarding undergoing projects, the construction of the 170,000 barrel storage tank at the Altos del Porvenir station was 40% completed; the expansion of the truck unloading facility in Ayacucho and Banadia was 56% completed; and the construction of the Andino multi-use pipeline for transporting refined hydrocarbons was 43% completed.

PRESS RELEASE

Costs:

The barrel/kilometer transport cost for the nine-month period ended September 30, 2010 was COL$7.95 BKM in real terms, a decrease from the COL$8.10 BKM recorded in the same period of 2009.  This decrease results from higher volumes transported, notwithstanding greater maintenance activity and higher energy consumption (mainly resulting from oil pipeline operations).

Relevant Transportation Activities of the Group

Ocensa and ODL continued with the execution of expansion projects. Transported volumes by Ocensa during the third quarter increased significantly compared to the same period in 2009. The Porvenir-Vasconia section transported volume grew 57.1%, while the increase in the Vasconia-Coveñas section was 37.1%.

Ecopetrol incorporated the new subsidiary “Oleoducto Bicentenario de Colombia S.A.S.” in charge of the execution of the Oleoducto Bicenterario project. Interested parties will make their respective contributions and capitalize the company in the necessary amounts to start the construction. In order to meet the expected timelime, the environmental licenses for the first phase of the pipeline (section Araguaney – Banadía) were requested.

e.	Biofuels

On August 1, 2010, Ecopetrol began blending Biodiesel and Diesel (Extra and Regular) at the Barrancabermeja refinery, which resulted in the delivery of two new products B2 and B2E (2% Biodiesel and 98% Diesel) to customers.

The biodiesel is being supplied by Ecodiesel Colombia S.A. from its Biodiesel plant to the refinery’s blending unit. The biodiesel is then transported via its multi-use pipeline system positioning Colombia as the first country in Latin America to use multi-purpose lines to transport biofuel mixtures.

During the months of August and September 2010, Ecodiesel production was stable and the biofuel produced was of optimum quality. The operation of this project helps ensure the Ecopetrol Corporate Group’s synergies, the sustainability of Ecopetrol’s biodiesel program at the Barrancabermeja refinery, and the consolidation of Ecopetrol’s new biofuels business.

f.	2010 investment plan

During the nine-month period ended September 30, 2010, Ecopetrol’s organic investments totaled US$3,364 billion, a 45.5% increase from the same period in 2009. Additionally, the Company acquired a 51% interest in BP Exploration Company Colombia Limited for US$645 million, which was announced on August 3, 2010. As of September 30 the transaction is undergoing the required necessary legal authorizations process on behalf of the Colombian authorities in order to finalize the transaction.

The total amount invested during the nine-month period ended September 30, 2010 reached US$4.0 billion, out of which 48% was allocated to production (US$1.9 billion), 16% to acquisitions (US$645 million), 12% to transport (US$459 million), 10% for refining and petrochemicals (US$415 million), 7% for subsidiaries (US$288 million), 4% for exploration (US$171 million) and the remaining 3% for the corporate segment and others (US$107 million).

PRESS RELEASE

III. Corporate Social Responsibility

a.	Human talent and recognition

In order to ensure the results of the work environment index, Ecopetrol continued with the execution of the necessary steps to become one of the best companies to work according to the Great Place to Work methodology. Additionally, the Company made progress in developing the technical, organizational and leadership skill of its employees.

PRESS RELEASE

b.	Science and technology

The Company’s primary achievements in science and technology during the third quarter of 2010 were:

•	Ecopetrol was one of the 51 finalists for the MAKE (Most Admired Knowledge Enterprises) award. This award recognizes the most admired worldwide companies in knowledge management.
•
Five patent requests were made in Colombia during the quarter and PCT (Patent Cooperation Treaty) international phase corresponding to the same number of innovative technologies for current application into the company. These requests are added to the 15 requests during the year, which reflects the innovation strategy of the company and its mechanism of protection of those innovative components.

c.	Social investment

Several social investment agreements were signed during the third quarter of 2010, bringing the total amount committed to social investment to COL$52,894 million for the year, with resources being negotiated with other entities at the rate of $1.52 for each peso invested in Ecopetrol. In this quarter we highlight the following agreements of social management: “Strengthening of Labor Opportunities Program”, “Territorial connectivity program: Via Barranca” and “Environmental Preservation in the Catatumbo basin and tributaries”.

In addition, phase one of the Company’s environmental management program and phase two of the Company’s environmental emissions project began, through which the Company aims to make environmental management an active component of its strategic plan.

d.	Health, Safety and Environmental Performance

The following is a summary of the Company’s performance in the area of Health, Safety and Environment (HSE) during the third quarter of 2010:

•	Reduction in the number of environmental incidents for operational reasons to 15 during the third quarter of 2010, compared to 43 incidents in the same period of 2009.
•	Reduction in the frequency of absenteeism during the quarter due to job-related illnesses (events per one million man hours) from 0.5 in the third quarter of 2009 to 0.2 in the third quarter of 2010.
•
The combined accidental frequency rate, which measures the number of accidents per million man working hours, was 1.54 in the nine-month period ended September 30, 2010, which represents a 24% increase over the rate for the same period in 2009. In order to reduce the number of accidents the Company is adopting a cultural model based on behaviors, which aims to identify and control risks through HSE case methodologies, and implementing a training program for critical activities in order to develop HSE skills. The program also emphasizes the role of managers and leaders in reducing the number of accidents.

PRESS RELEASE

IV.  Financial Results of Ecopetrol and Subsidiaries (consolidated)1

For the third quarter of 2010, over 34 mboed of the 632.1 mboed of the Corporate Group’s daily production came from our subsidiary upstream companies: Hocol, Savia Peru, and Ecopetrol America Inc. Similarly, subsidiaries like Hocol, Propilco, Comai and Ecopetrol America Inc made significant contributions to the Ecopetrol Corporate group’s business and operations.

However, there are some subsidiary companies that do not yet make any financial contribution to the results of the Ecopetrol Corporate group, as these are still in a pre-operating stage or are conducting exploratory activities but do not yet have production. For the third quarter of 2010, Ecopetrol’s subsidiaries had an overall net loss which was primarily the result of the exploratory activity of Ecopetrol del Peru (Blocks 101, 134 and 158) and Ecopetrol del Brasil (well BM ES 29) and the pre-operating activities of Bioenergy.

The following tables summarize Ecopetrol’s consolidated financial results for the periods indicated:

Consolidated Income Statement*

(COP$ Billion)	3Q 2010	3Q 2009%		Nine- month period ended Sep 30, 2010	Nine- month period ended Sep 30, 2009%
Local Sales	3,816.9	3,361.5	13.5%	11,800.4	10,049.0	17.4%
Export Sales*	5,694.3	5,292.5	7.6%	17,017.7	10,654.1	59.7%
Sales of services	381.0	247.8	53.8%	1,506.1	715.4	110.5%
Total Sales	9,892.2	8,901.8	11.1%	30,324.2	21,418.4	41.6%
Variable Costs	4,739.9	4,593.6	3.2%	14,638.9	10,284.2	42.3%
Fixed Costs	1,585.7	1,478.0	7.3%	4,484.7	4,230.1	6.0%
Cost of Sales	6,325.6	6,071.6	4.2%	19,123.6	14,514.3	31.8%
Gross profit	3,566.6	2,830.2	26.0%	11,200.6	6,904.1	62.2%
Operating Expenses	799.2	499.9	59.9%	2,273.4	1,410.3	61.2%
Operating Profit	2,767.4	2,330.3	18.8%	8,927.2	5,493.8	62.5%
Non Operating Profit/(Loss)	(435.6)	(689.5)	(36.8)%	(1,238.7)	(584.1)	112.1%
Income tax	599.7	532.4	12.6%	2,131.1	1,507.7	41.3%
Minority interest	8.6	(1.4)	(714.3)%	112.6	(8.6)	(1,409.3)%
Net Income	1,723.5	1,109.8	55.3%	5,444.8	3,410.6	59.6%

EBITDA	4,033.0	3,212.4	25.5%	12,067.3	8,102.0	48.9%
EBITDA Margin	41%	36%		40%	38%
Operating Margin	28%	26%		29%	26%
Net Margin	17%	12%		18%	16%
* For ilustration purposes only
** Sales to Free trade zones for the year 2009 were reclasified as export sales to make financial statements comparable

1 For purposes of preparing the consolidated results for third quarter 2010, in addition to Ecopetrol’s results, those of the following affiliates were included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., ECP Global Energy, Hocol, Bioenergy S.A., Andean Chemicals Limited, Propilco S.A., Comai, ODL Finance S.A., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A. and Black Gold Re Ltd.

The consolidated financial results for the third quarter of 2009 include the following companies:  Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A.,Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., and Reficar S.A.

PRESS RELEASE

Balance Sheet (COP$ Billion)	As of September 30, 2010	As of June 30, 2010%
Current Assets	14,012.2	14,359.2	(2.4)%
Long Term Assets	49,960.7	47,922.5	4.3%
Total Assets	63,972.9	62,281.7	2.7%
Current Liabilities	11,025.2	11,957.6	(7.8)%
Long Term Liabilities	15,729.0	15,006.6	4.8%
Total Liabilities	26,754.2	26,964.2	(0.8)%
Equity	36,265.9	34,348.7	5.6%
Minority interest	952.8	968.8	(1.7)%
Total Liabilities and Shareholders´ Equity	63,972.9	62,281.7	2.7%

Debit Memorandum accounts	86,525.3	89,667.0	(3.5)%
Credit Memorandum accounts	62,422.6	63,812.0	(2.2)%

The subsidiaries that contributed the most to total sales for nine-month period ended September 30, 2010 (without taking into account eliminations) were Reficar with COL$3,549.0 billion, Hocol with COL$ 1,817.1 billion, Ocensa S.A. with COL$1,044.6 billion, and Propilco S.A. with  COL$991.1 billion.

Among subsidiaries, the highest contributors to the Group’s net income during the nine-month period ended September 30, 2010 were Ocensa with COL$292.6 billion, Hocol with COL$182.3 billion and Propilco (including Comai) with COL$43.6 billion. On the other hand, subsidiaries with the highest net losses were Ecopetrol America Inc. with a net loss of COL$266.9 billion, Ecopetrol del Brasil with a net loss of COL$182.9 billion and Ecopetrol del Peru with a net loss of COL$57.6.

Under the equity method, Offshore International Group contributed net income of COL$40.3 billion.

Consolidated Ebitda as of September 30, 2010 was COL$12,067.3 billion, which represents an Ebitda margin of 40%, driven mainly by the Corporate Group’s outstanding operating results.

In the third quarter of 2010, the subsidiaries with the highest net income were Hocol with COL$35.6 billion, and Propilco S.A with COL$9.3 billion. The subsidiaries with the highest net losses were Ecopetrol Brasil with a net loss of COL$171.1 billion and Ecopetrol del Peru with a net loss of COL$56.9 billion.

Consolidated Ebitda for the nine-month period ended September 30, 2010 was COL$4,033.0 billion, and an Ebitda margin of 41%. Ebitda increase was mainly driven by the revenue growth for the Corporate Group.

PRESS RELEASE

V. Presentation of Results

On Wednesday, October 27, Ecopetrol’s management will hold two presentations on the Web to discuss results for the third quarter of 2010 and the nine-month period ended September 30, 2010.

In Spanish	In English
October 27, 2010	October 27, 2010
1:00 p.m. Bogota-Lima	2:30 pm Bogota-Lima
2:00 p.m. New York-Toronto	3:30 p.m. New York-Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please access the site 10 minutes beforehand in order to download any necessary software. A copy of the webcast will remain available throughout the year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) is the largest company in Colombia in terms of revenue, profit, assets and shareholders’ equity. Ecopetrol is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast.  Its affiliates include Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Hocol, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia and Refineria de Cartagena. Ecopetrol is one of the 40 largest oil companies in the world and one of the four principal oil companies in Latin America. It is majority owned by the Republic of Colombia, and its shares are traded on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) through its ADR and on the Bolsa de Valores de Lima (BVL) under the symbol EC. The company divides its operations into five business segments that include exploration and production, transport, refining, petrochemicals, marketing and sale of petroleum, and corporate.
For more information on Ecopetrol, visit www.ecopetrol.com.co

Forward-looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

PRESS RELEASE

Contact information:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Telephone: + 571-234-4329
Fax: +571-234-4480
E-mail: mauricio.tellez@ecopetrol.com.co

PRESS RELEASE

VI. Tables

Unaudited Income Statement
Ecopetrol S.A.

COP$ Million	3Q-10	3Q-09%		2Q-10	As of September 30, 2010	As of September 30, 2009%

Income
Local Sales	3,115,437	2,765,553	12.7%	3,372,841	9,871,035	7,697,566	28.2%
Export Sales	5,137,480	4,356,821	17.9%	5,437,495	15,615,222	10,755,334	45.2%
Sale of Services	333,802	247,647	34.8%	322,847	975,252	715,383	36.3%
Total Income	8,586,719	7,370,021	16.5%	9,133,183	26,461,509	19,168,283	38.0%
Cost of Sales				-
Variable Costs				-
Purchase of Hydrocarbons	2,085,145	1,954,898	6.7%	2,273,654	6,525,217	5,096,133	28.0%
Amortization and Depletion	759,901	530,033	43.4%	642,430	2,007,738	1,353,891	48.3%
Imported products	710,195	628,336	13.0%	1,148,515	2,868,381	1,574,851	82.1%
Transportation Cost for Refineries	197,153	188,873	4.4%	162,254	554,882	549,661	0.9%
Inventories	68,524	(65,002)	205.4%	114,515	5,843	(16,594)	135.2%
Other	30,707	146,096	(79.0)%	158,210	207,657	451,099	(54.0)%
Fixed Costs
Depreciation	212,186	158,983	33.5%	199,801	605,624	472,717	28.1%
Contracted Services	463,326	377,971	22.6%	439,635	1,299,963	1,055,637	23.1%
Maintenance	250,882	221,867	13.1%	239,121	659,068	522,045	26.2%
Labor Costs	238,700	233,904	2.1%	232,742	722,737	598,178	20.8%
Other	249,919	254,675	(1.9)%	255,831	727,055	649,746	11.9%
Total Cost of Sales	5,266,638	4,630,634	13.7%	5,866,708	16,184,165	12,307,364	31.5%
Gross Profits	3,320,081	2,739,387	21.2%	3,266,475	10,277,344	6,860,919	49.8%
Operating Expenses
Administration	120,343	146,866	(18.1)%	120,311	333,817	363,938	(8.3)%
Selling expenses	246,404	200,502	22.9%	306,721	772,130	609,953	26.6%
Exploration and Projects	87,480	167,829	(47.9)%	146,284	414,174	509,613	(18.7)%
Operating Income	2,865,854	2,224,190	28.8%	2,693,159	8,757,223	5,377,415	62.9%
Non Operating Income (expenses)
Financial Income	888,412	1,530,205	(41.9)%	1,207,951	3,058,543	6,008,832	(49.1)%
Financial Expenses	(920,255)	(1,755,377)	47.6%	(1,078,370)	(3,004,504)	(5,661,911)	46.9%
Non Financial Income	138,474	119,279	16.1%	173,142	504,426	439,833	14.7%
Non Financial Expenses	(370,007)	(526,803)	29.8%	(474,533)	(1,556,877)	(1,292,186)	20.5%

Income before income tax	2,309,500	1,635,323	41.2%	2,407,435	7,589,867	4,951,785	53.3%
Provision for Income Tax	607,144	441,803	37.4%	602,437	1,985,847	1,386,995	43.2%
Minority interest	-	-	0.0%	-
Net Income	1,702,356	1,193,520	42.6%	1,804,998	5,604,020	3,564,790	57.2%

EBITDA	3,952,142	3,037,569	30.1%	3,635,691	11,694,283	7,474,437	56.5%
EBITDA MARGIN	46%	41%		40%	44%	39%
EARNINGS PER SHARE	$42.06	$29.49	42.6%	$44.60	$138.46	$88.08	57.2%

Notes
-Beginning 2010 transportation service's cost are reclasified as variable costs
- Amounts reported of purchases and imports in the third quarter of 2009 were adjusted in order to make them comparable as an effect of the assignation of price differences generated in the purchase process
- Sales to Free trade zones for the year 2009 were reclasified as export sales to make financial statements comparable

PRESS RELEASE

Unaudited Income Statement
Ecopetrol S.A. and Subsidiaries *

COP$ Million	3Q-10	3Q-09%		2Q-10	As of September 30, 2010	As of September 30, 2009%

Income
Local Sales	3,816,906	3,361,491	13.5%	4,102,371	11,800,425	10,048,973	17.4%
Export Sales	5,694,256	5,292,486	7.6%	5,783,161	17,017,673	10,654,058	59.7%
Sale of Services	380,969	247,829	53.7%	328,811	1,506,147	715,383	110.5%
Total Income	9,892,131	8,901,806	11.1%	10,214,343	30,324,245	21,418,414	41.6%
Cost of Sales
Variable Costs	4,739,929
Purchase of Hydrocarbons	2,203,762	2,660,045	(17.2)%	2,863,218	7,839,507	5,829,569	34.5%
Amortization and Depletion	851,846	569,576	49.6%	783,941	2,274,092	1,463,372	55.4%
Imported products	1,542,964	964,901	59.9%	1,445,074	4,095,276	2,019,117	102.8%
Transportation Cost for Refineries	170,523	137,049	24.4%	171,062	553,250	497,837	11.1%
Inventories	(7,520)	(99,681)	(92.5)%	176,537	(110,403)	(51,273)	115.3%
Other	(21,646)	361,667	(106.0)%	(34,137)	(12,839)	525,564	(102.4)%
Fixed Costs	1,585,695				-	-	0.0%
Depreciation	325,938	441,920	(26.2)%	170,816	762,185	1,004,143	(24.1)%
Contracted Services	486,868	369,474	31.8%	431,152	1,321,754	1,078,521	22.6%
Maintenance	311,947	284,409	9.7%	289,360	811,322	669,203	21.2%
Labor Costs	250,521	253,347	(1.1)%	244,832	759,139	639,779	18.7%
Other	210,421	128,898	63.2%	261,655	830,319	838,475	(1.0)%
Total Cost of Sales	6,325,624	6,071,605	4.2%	6,803,510	19,123,602	14,514,307	31.8%
Gross Profits	3,566,507	2,830,201	26.0%	3,410,833	11,200,643	6,904,107	62.2%
Operating Expenses
Administration	145,654	167,060	(12.8)%	154,387	427,495	453,572	(5.7)%
Selling expenses	272,691	123,736	120.4%	321,795	855,311	405,563	110.9%
Exploration and Projects	380,893	209,087	82.2%	391,249	990,579	551,160	79.7%
Operating Income	2,767,269	2,330,318	18.8%	2,543,402	8,927,258	5,493,812	62.5%
Non Operating Income (expenses)
Financial Income	2,272,762	3,513,002	(35.3)%	2,410,906	6,267,295	13,695,750	(54.2)%
Financial Expenses	(2,419,468)	(3,789,805)	(36.2)%	(2,268,341)	(6,377,481)	(13,422,061)	52.5%
Non Financial Income	126,043	131,279	(4.0)%	203,012	535,822	483,906	10.7%
Non Financial Expenses	(414,887)	(543,935)	(23.7)%	(505,387)	(1,664,319)	(1,341,718)	24.0%
					-	-	0.0%
Income before income tax	2,331,719	1,640,859	42.1%	2,383,592	7,688,575	4,909,689	56.6%
Provision for Income Tax	599,658	532,408	12.6%	618,731	2,131,148	1,507,719	41.3%
Minority interest	8,590	(1,414)	(707.5)%	(2,205)	112,560	(8,605)	1,408.1%
Net Income	1,723,471	1,109,865	55.3%	1,767,066	5,444,867	3,410,575	59.6%

EBITDA	4,032,956	3,212,357	25.5%	3,579,622	12,067,310	8,102,023	48.9%
EBITDA MARGIN	41%	36%		35%	40%	38%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the quarterly figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

PRESS RELEASE

Unaudited Balance Sheet

	Ecopetrol S.A.			Ecopetrol S.A. and Subsidiaries
	As of September 30,	As of June 31,		As of September 30,	As of June 31,
COP$ Million	2010	2010	%	2010	2010	%

Assets
Current Assets
Cash and cash equivalents	3,421,565	3,427,341	(0.2)%	4,992,972	4,867,304	2.6%
Investments	606,356	1,243,708	(51.2)%	1,201,318	1,924,788	(37.6)%
Accounts and notes receivable	2,529,688	2,748,775	(8.0)%	1,915,839	2,849,060	(32.8)%
Other	4,996,692	3,858,983	29.5%	5,902,032	4,718,082	25.1%
Total Current Assets	11,554,301	11,278,807	2.4%	14,012,161	14,359,234	(2.4)%
Non Current Assets
Investments	11,000,767	11,440,259	(3.8)%	4,271,101	4,819,758	(11.4)%
Accounts and notes receivable	1,281,974	1,266,844	1.2%	1,301,625	163,680	695.2%
Property, plant and equipment, net	13,215,809	12,447,635	6.2%	20,118,828	19,029,927	5.7%
Natural and environmental properties, Net	9,255,484	9,094,740	1.8%	9,897,361	9,803,951	1.0%
Resources delivered to administration
Other	13,850,688	13,566,478	2.1%	14,371,817	14,105,183	1.9%
Total Non Current Assets	48,604,722	47,815,956	1.6%	49,960,732	47,922,499	4.3%
Total Assets	60,159,023	59,094,763	1.8%	63,972,893	62,281,733	2.7%

Liabilities and Equity
Current Liabilities
Financial obligations	92,703	125,422	(26.1)%	450,403	523,299	(13.9)%
Accounts payable and related parties	6,745,659	7,832,596	(13.9)%	5,026,134	5,143,659	(2.3)%
Estimated liabilities and provisions	1,285,328	1,341,710	(4.2)%	1,605,487	1,682,844	(4.6)%
Other	2,484,428	1,911,804	30.0%	3,943,220	4,607,796	(14.4)%
Total Current Liabilities	10,608,118	11,211,532	(5.4)%	11,025,244	11,957,598	(7.8)%
Long Term Liabilities
Financial obligations	4,920,035	5,094,890	(3.4)%	6,823,507	6,043,270	12.9%
Labor and pension plan obligations	3,036,238	2,911,912	4.3%	3,044,303	2,920,183	4.3%
Estimated liabilities and provisions	3,127,080	3,127,565	(0.0)%	3,202,488	3,201,613	0.0%
Other	2,044,257	2,223,756	(8.1)%	2,658,666	2,841,507	(6.4)%
Total Long Term Liabilities	13,127,610	13,358,123	(1.7)%	15,728,964	15,006,573	4.8%
Total Liabilities	23,735,728	24,569,655	(3.4)%	26,754,208	26,964,171	(0.8)%
Minoritary Interest				952,805	968,792	(1.7)%
Equity	36,423,295	34,525,108	5.5%	36,265,880	34,348,770	5.6%

Total Liabilities and Shareholders' Equity	60,159,023	59,094,763	1.8%	63,972,893	62,281,733	2.7%

Memorandum Debtor Accounts **	85,123,221	88,299,767		86,525,302	89,666,986
Memorandum Creditor Accounts **	63,519,144	62,875,849		62,422,642	63,812,042

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures for interim periods  in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

**Under Colombian GAAP, Ecopetrol must maintain in its accounting the recording of financial information and transactions not reflected in financial statements

PRESS RELEASE

Unaudited Cash Flow  Statement
Ecopetrol S.A.

COP$ million					As of September 30,	As of September 30,
	3Q 2010	3Q 2009%		2Q 2010	2010	2009	%
Cash flow provided by operating activities:
Net income	1,702,355	1,193,520	42.6%	1,804,998	5,604,019	3,564,790	57.2%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,086,289	813,379	33.6%	942,531	2,937,060	2,097,022	40.1%
Provisions	752,500	539,753	39.4%	913,334	2,191,158	1,178,150	86.0%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1,015,830)	1,204,911	(184.3)%	934,554	(701,846)	119,182	(688.9)%
Inventories	72,862	(67,660)	207.7%	219,192	10,893	(17,317)	162.9%
Deferred and other assets	(152,998)	(308,978)	50.5%	(458,962)	(575,513)	(2,525,923)	77.2%
Accounts payable and related parties	112,212	90,763	23.6%	831,951	2,095,181	2,625,462	(20.2)%
Taxes payable	(175,601)	(599,246)	70.7%	(1,347,745)	(1,880,749)	(3,441,842)	45.4%
Labor obligations	20,021	35,971	(44.3)%	(12,210)	(6,952)	6,825	(201.9)%
Estimated liabilities and provisions	(24,473)	(18,087)	35.3%	391,230	358,506	(31,640)	1,233.1%
Cash provided by operating activities	2,523,456	2,945,046	(14.3)%	4,576,086	10,352,680	3,725,230	177.9%

Cash flows from investing activities:
Purchase of investment securities	(1,821,683)	(3,741,998)	51.3%	(2,025,193)	(7,439,317)	(4,607,977)	61.4%
Redemption of investment securities	2,556,856	3,508,213	(27.1)%	1,219,327	5,944,364	9,853,692	(39.7)%
Investment in natural and environmental resources - Reserves	(922,366)	(592,436)	(55.7)%	(759,920)	(2,144,366)	(1,392,662)	54.0%
Additions to property, plant and equipment	(916,915)	(939,905)	2.4%	(1,030,436)	(2,698,228)	(3,138,107)	14.0%
Net cash used in investing activities	(1,104,108)	(1,766,126)	37.5%	(2,596,222)	(6,337,547)	714,946	(986.4)%

Cash flows from financing activities:
Financial obligations	(179,524)	3,338,500	(105.4)%	(13,526)	(366,510)	5,103,200	(107.2)%
Debts from credit and financing operations	(28,050)	91,295	(130.7)%	19,655	(42,205)	112,623	(137.5)%
Received from associates - capitalization	219	29,664	(99.3)%	(826)	556	35,063	(98.4)%
Payment of dividends	(1,217,769)	(2,935,994)	58.5%	(1,254,644)	(2,472,405)	(5,962,183)	58.5%
Net cash used in financing activities	(1,425,124)	523,465	(372.2)%	(1,249,341)	(2,880,564)	(711,297)	305.0%

Net increase in cash and cash equivalent	(5,776)	1,702,385	(100.3)%	730,523	1,134,569	3,728,879	(69.6)%
Cash and cash equivalent at beginnig of year	3,427,341	3,896,740	(12.0)%	2,696,818	2,286,996	1,870,246	22.3%
Cash and cash equivalent at end of year	3,421,565	5,599,125	(38.9)%	3,427,341	3,421,565	5,599,125	(38.9)%

PRESS RELEASE

Unaudited Cash Flow  Statement
Ecopetrol S.A. and subdiaries

COP$ million					As of September 30,	As of September 30,
	3Q 2010*	3Q 2009 *	%	2Q 2010 *	2010	2009	%
Cash flow provided by operating activities:
Net income	1,723,470	1,109,865	55.3%	1,767,065	5,444,865	3,410,575	59.6%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,296,201	1,074,965	20.6%	1,056,806	3,371,987	2,801,137	20.4%
Provisions	770,749	605,342	27.3%	980,724	2,422,157	1,298,874	86.5%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1,681,163)	1,015,910	265.5%	1,506,742	(994,746)	867,708	(214.6)%
Inventories	86,979	(17,273)	603.6%	178,967	1,622	(212,950)	100.8%
Deferred and other assets	(2,322,012)	198,815	(1,267.9)%	1,636,041	(576,646)	(939,492)	38.6%
Accounts payable and related parties	(126,384)	2,529,226	(105.0)%	848,588	2,190,041	2,939,393	(25.5)%
Taxes payable	1,136,885	(639,596)	277.8%	(2,979,625)	(1,055,476)	(3,372,817)	68.7%
Labor obligations	23,959	418,009	(94.3)%	(9,731)	(7,106)	53,694	(113.2)%
Estimated liabilities and provisions	(57,798)	(32,175)	79.6%	464,292	479,298	297,286	61.2%
Cash provided by operating activities	762,637	3,890,683	(80.4)%	5,724,095	10,005,186	7,413,837	35.0%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	-	-	(1,082,580)	100.0%
Purchase of investment securities	(1,821,683)	(3,741,998)	(51.3)%	(2,025,193)	(7,439,317)	(4,607,977)	61.4%
Redemption of investment securities	3,042,968	3,219,297	(5.5)%	1,003,682	6,107,395	12,862,680	(52.5)%
Investment in natural and environmental resources - Reserves	(1,165,021)	122,586	(1,050.4)%	(746,399)	(2,373,500)	(1,430,201)	66.0%
Additions to property, plant and equipment	(163,527)	(2,684,643)	93.9%	(2,448,817)	(3,531,031)	(9,019,429)	60.9%
Net cash used in invesment activities	(107,263)	(3,084,758)	(96.5)%	(4,216,727)	(7,236,453)	(3,277,507)	120.8%

Cash flows financing activities:
Minority interest	(15,987)	(69,809)	77.1%	(83,424)	11,494	644,735	(98.2)%
Financial obligations	775,569	3,494,101	(77.8)%	247,819	1,109,153	5,801,403	(80.9)%
Debts from credit and financing operations	(68,227)	99,872	(168.3)%	87,488	13,322	(27,351)	148.7%
Received from associates - capitalization	219	29,664	(99.3)%	(826)	556	35,063	(98.4)%
Payment of dividends	(1,221,279)	(3,275,110)	100.0%	(1,254,628)	(2,472,405)	(6,317,736)	60.9%
Net cash used in financing activities	(529,705)	278,718	(290.1)%	(1,003,571)	(1,337,880)	136,114	(1,082.9)%

Net increase in cash and cash equivalent	125,668	1,084,643	(88.4)%	503,798	1,430,853	4,272,444	(66.5)%
Cash and cash equivalent at beginnig of year	4,867,304	5,301,604	(8.2)%	4,363,506	3,562,119	2,113,803	68.5%
Cash and cash equivalent at end of year	4,992,972	6,386,247	-21.8%	4,867,304	4,992,972	6,386,247	-21.8%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the quarterly figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

PRESS RELEASE

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	3Q 2010	3Q 2009%		2Q 2010	As of September 30 2010	As of September 30 2009%
EBITDA CALCULATION
Operating income	2,693,160	2,224,190	21.1%	2,693,160	8,757,223	5,377,415	62.9%
Plus: Depreciations, depletions and amortizations	942,531	813,379	15.9%	942,531	2,937,060	2,097,022	40.1%
NON CONSOLIDATED EBITDA	3,635,691	3,037,569	19.7%	3,635,691	11,694,283	7,474,437	56.5%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-	0.0%
Net Income	1,804,998	1,193,520	51.2%	1,804,998	5,604,019	3,564,790	57.2%
Depreciations, depletions and amortizations	942,531	813,379	15.9%	942,531	2,937,060	2,097,022	40.1%
Financial income	(1,207,951)	(1,530,205)	(21.1)%	(1,207,951)	(3,058,543)	(6,008,832)	(49.1)%
Financial expenses	1,078,370	1,755,377	(38.6)%	1,078,370	3,004,504	5,661,911	(46.9)%
Non financial income	(173,142)	(119,279)	45.2%	(173,142)	(504,426)	(439,833)	14.7%
Non financial expenses	474,533	526,803	(9.9)%	474,533	1,556,877	1,292,186	20.5%
Results in subsidiaries	113,914	(43,829)	(359.9)%	113,914	168,944	(79,802)	(311.7)%
Provision for income tax	602,438	441,803	36.4%	602,438	1,985,848	1,386,995	43.2%
NON CONSOLIDATED EBITDA	3,635,691	3,037,569	19.7%	3,635,691	11,694,283	7,474,437	56.5%

Ecopetrol and Subsidiaries

	3Q 2010	3Q 2009%		2Q 2010	As of September 30 2010	As of September 30 2009%
EBITDA CALCULATION
Operating income	2,767,268	2,330,318	18.8%	2,543,402	8,927,257	5,493,812	62.5%
Plus: Depreciations, depletions and amortizations	1,296,201	1,074,965	20.6%	1,056,806	3,371,987	2,801,137	20.4%
Minority interest	(30,513)	(192,926)		(20,586)	(231,934)	(192,926)
CONSOLIDATED EBITDA	4,032,956	3,212,357	25.5%	3,579,622	12,067,310	8,102,023	48.9%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-
Net income	1,723,470	1,109,865	55.3%	1,767,065	5,444,865	3,410,575	59.6%
Depreciations, depletions and amortizations	1,296,201	1,074,965	20.6%	1,056,806	3,371,987	2,801,137	20.4%
Financial income	(2,272,762)	(3,513,002)	(35.3)%	(2,410,905)	(6,267,294)	(13,695,750)	(54.2)%
Financial expenses	2,419,468	3,789,805	(36.2)%	2,268,340	6,377,480	13,422,061	(52.5)%
Non financial income	(126,043)	(131,279)	(4.0)%	(203,011)	(535,821)	(483,906)	10.7%
Non financial expenses	414,887	543,935	(23.7)%	505,388	1,664,320	1,341,718	24.0%
Minority interest on net income	8,590	(1,414)	(707.5)%	(2,205)	112,560	(8,605)	(1,408.1)%
Provision for income taxes	599,658	532,408	12.6%	618,731	2,131,148	1,507,719	41.3%
Minority interest on Ebitda	(30,512)	(192,926)		(20,587)	(231,934)	(192,926)
TOTAL EBITDA	4,032,956	3,212,357	25.5%	3,579,622	12,067,310	8,102,023	48.9%

PRESS RELEASE

Subsidiaries

Exploration and Production

•	Hocol

Production including royalties (MBOED)	3Q 2010	3Q 2009	As of Sep. 2010	As of Sep. 2009
Crude Oil	25.4	23.8	24.8	23.6
Natural gas	-	1.9	1.1	1.4
Total	25.4	25.7	25.9	25.0

Royalties (MBOED)	3Q 2010	3Q 2009	As of Sep. 2010	As of Sep. 2009
Crude Oil	2.90	3.00	2.90	3.00
Natural gas	0.00	0.10	0.10	0.10
Total	2.9	3.1	3.0	3.1

Net Production (MBOED)	3Q 2010	3Q 2009	As of Sep. 2010	As of Sep. 2009
Crudo Oil	22.50	20.80	21.90	20.6
Natural Gas	0.00	1.80	1.0	1.3
Total	22.5	22.6	22.9	21.9

Income Statement
US$ million	3Q 2010	3Q 2009	As of sept. 2010	As of sept. 2009
Local Sales	5.6	8.5	22.9	26.9
Export Sales	675.2	564.6	1,794.2	1,278.7
Total Sales	680.8	573.1	1,817.1	1,305.6
Variable Costs	458.0	119.1	1,185.6	729.3
Fixed Costs	65.8	311.2	213.5	311.2
Cost of Sales	523.8	430.3	1,399.1	1,040.5
Gross profit	157.0	142.8	418.0	265.1
Operating Expenses	111.5	0.3	158.1	8.8
Operating Profit	45.5	142.5	259.9	256.3
Non Operating Profit/(Loss)	(16.0)	5.0	(41.4)	(5.5)
Income tax	(6.1)	50.9	36.4	81.7
Net Income/Loss	35.6	96.6	182.1	169.1

EBITDA	101.7	192.7	430.0	406.2
EBITDA Margin	0.1	0.3	0.2	0.3

Balance Sheet
US$ million	As of Sep. 30, 2010	As of June 30, 2010
Current Assets	851.9	884.3
Long Term Assets	1,149.1	1,115.4
Total Assets	2,001.0	1,999.7
Current Liabilities	431.8	437.6
Long Term Liabilities	141.4	148.1
Total Liabilities	573.2	585.7
Equity	1,427.8	1,414.0
Total Liabilities and Shareholders´ Equity	2,001.0	1,999.7

PRESS RELEASE

•	Offshore International Group (OIG)

Production for Ecopetrol (MBOED)	3Q 2010	3Q 2009	As of sep. 2010	As of sep. 2009
Crude oil	6.4	5.8	6.5	5.6
Natural gas	1.1	1.4	0.9	1.4
Total	7.5	7.2	7.4	7.0

Production Royalties (MBOED)	3Q 2010	3Q 2009	As of sep. 2010	As of sep. 2009
Crude oil	1.0	0.9	1.0	0.9
Natural gas	0.2	0.2	0.1	0.2
Total	1.2	1.1	1.1	1.1

Production Net (MBOED)	3Q 2010	3Q 2009	As of sep. 2010	As of sep. 2009
Crude oil	5.4	4.9	5.5	4.7
Natural gas	0.9	1.2	0.8	1.2
Total	6.3	6.1	6.3	5.9

Income Statement
US$ million	3Q 2010	3Q 2009	As of sept. 2010	As of sept. 2009
Local Sales	81.4	68.8	230.2	158.0
Sales of services	(0.4)	(31.9)	0.6	2.0
Total Sales	81.0	36.9	230.8	160.0
Variable Costs	28.2	28.8	93.6	91.2
Fixed Costs	11.7	(0.3)	35.3	23.3
Cost of Sales	39.9	28.5	128.9	114.5
Gross profit	41.1	8.4	101.9	45.5
Operating Expenses	23.0	(3.7)	33.2	13.9
Operating Profit	18.1	12.1	68.7	31.6
Non Operating Profit/(Loss)	23.5	18.4	69.0	36.8
Income tax	4.7	5.6	16.4	13.2
Employee profit sharing	0.8	1.0	3.0	2.3
Deferred taxes	3.0	0.3	5.0	(1.8)
Net Income/Loss	15.0	11.5	44.6	23.1

Balance Sheet
US$ million	As of Sep. 30, 2010	As of June 30, 2010
Current Assets	211.5	185.0
Long Term Assets	321.6	274.0
Total Assets	533.1	459.0
Current Liabilities	100.7	54.0
Long Term Liabilities	16.1	10.0
Deferred taxes	16.6	12.0
Total Liabilities	133.4	76.0
Equity	399.7	383.0
Total Liabilities and Shareholders´ Equity	533.1	459.0

PRESS RELEASE

Refining & Petrochemicals

•	Propilco

Sales volume (tons)	3Q 2010	3Q 2009	As of sep. 2010	As of sep. 2009
Polypropylene	104,655	99,675	303,005	303,615
Polypropylene marketing for COMAI	2,493	2,270	7,464	6,868
Total	107,148	101,945	310,468	310,483

Income Statement
(COP$ Billion)	3Q 2010	3Q 2009	As of sept. 2010	As of sept. 2009
Local Sales	161.8	128.5	501.4	357.0
Export Sales	157.3	153.2	489.7	426.9
Total Sales	319.1	281.7	991.1	783.9
Variable Costs	278.9	178.3	866.1	615.6
Fixed Costs	21.7	63.0	63.0	63.0
Cost of Sales	300.6	241.3	929.1	678.6
Gross profit	18.5	40.4	62.0	105.3
Operating Expenses	23.9	21.1	69.9	67.3
Operating Profit	(5.4)	19.3	(7.9)	38.0
Non Operating Profit/(Loss)	16.3	4.2	55.9	8.4
Income tax	1.6	2.5	4.4	5.0
Net Income/Loss	9.3	21.0	43.6	41.4

Balance Sheet
COP$ Billion	As of Sep 30, 2010	As of Jun 30, 2010
Current Assets	500.3	522.3
Long Term Assets	530.7	526.3
Total Assets	1,031.0	1,048.6
Current Liabilities	376.6	404.0
Long Term Liabilities	30.9	30.3
Total Liabilities	407.5	434.3
Equity	623.5	614.3
Total Liabilities and Shareholders´ Equity	1,031.0	1,048.6

•	Reficar S.A.

Refinery runs (MBD)	3Q 2010	3Q 2009	As of sep. 2010	As of sep. 2009
Utilization %	101.0%	101.4%	101.3%	101.6%

			As of sep.	As of sep.
Sales Volume Bls	3Q 2010	3Q 2009	2010	2009
Local	3,420,447	3,847,161	11,030,499	11,522,160
International	4,630,800	3,331,188	13,334,233	10,244,560
Total	8,051,247	7,178,349	24,364,732	21,766,720

PRESS RELEASE

Income Statement
(COP$ Billion)	3Q 2010	3Q 2009	As of sept. 2010	As of sept. 2009
Local Sales	618.7	571.8	1,711.9	1,383.6
Export Sales	695.9	504.9	1,837.1	1,087.1
Total Sales	1,314.6	1,076.7	3,549.0	2,470.7
Variable Costs	1,274.4	879.4	3,354.3	2,306.0
Fixed Costs	39.3	180.9	164.8	180.9
Cost of Sales	1,313.7	1,060.3	3,519.1	2,486.9
Gross profit	0.9	16.4	29.9	(16.2)
Operating Expenses	11.7	8.3	40.5	34.4
Operating Profit	(10.8)	8.1	(10.6)	(50.6)
Non Operating income	19.6	(32.2)	50.4	(24.2)
Non Operating expenses	(48.6)	-	(80.2)	-
Non Operating Profit/(Loss)	(39.8)	(24.1)	(40.4)	(74.8)
Income tax	2.0	5.8	5.4	15.4
Net Income/Loss	(41.8)	(29.9)	(45.8)	(90.2)

Balance Sheet
COP$ Billion	As of Sep 30, 2010	As of June 30 2010
Current Assets	736.7	1,048.7
Long Term Assets	2,639.0	2,319.2
Total Assets	3,375.7	3,367.9
Current Liabilities	933.2	884.8
Long Term Liabilities	17.3	16.0
Total Liabilities	950.5	900.8
Equity	2,425.2	2,467.1
Total Liabilities and Shareholders´ Equity	3,375.7	3,367.9

Transportation

•	Ocensa

Transported volumes (MBOD)	3Q 2010	3Q 2009	As of sep. 2010	As of sep- 2009
Cusiana-Porvenir	53.3	60.2	53.3	61.3
Porvenir-Vasconia	463.7	295.1	451.0	278.5
Vasconia-Coveñas	269.2	196.4	272.2	190.6
Coveñas-Export Port	227.6	209.5	255.2	220.1

Income Statement
(COP$ Billion)	3Q 2010	3Q 2009	As of sept. 2010	As of sept. 2009
Sales of services	234.2	163.9	1,044.6	509.1
Total Sales	234.2	163.9	1,044.6	509.1
Variable Costs	171.8	141.7	485.3	425.5
Fixed Costs	1.1	-	1.1	-
Cost of Sales	172.9	141.7	486.4	425.5
Gross profit	61.3	22.2	558.2	83.6
Operating Expenses	12.4	8.9	33.7	35.8
Operating Profit	48.9	13.3	524.5	47.8
Non Operating Profit/(Loss)	(74.8)	(38.5)	(135.8)	(82.4)
Income tax	(8.5)	4.6	96.1	13.7
Net Income	(17.4)	(29.8)	292.6	(48.3)

PRESS RELEASE

Balance Sheet
	As of Sep.	As of June 30,
COP$ Billion	30, 2010	2010
Current Assets	2,038.6	1,105.2
Long Term Assets	1,066.9	1,094.9
Total Assets	3,105.5	2,200.1
Current Liabilities	251.1	186.6
Long Term Liabilities	1,101.6	243.3
Total Liabilities	1,352.7	429.9
Equity	1,752.8	1,770.2
Total Liabilities and Shareholders´ Equity	3,105.5	2,200.1

•	ODL

	3Q 2010	3Q 2009	As of sep. 2010	As of Sep. 2009
Transported volumes (MBOD)	146.6	0.0	134.9	0.0

Income Statement
(COP$ Billion)	3Q 2010	3Q 2009	As of sept. 2010	As of sept. 2009
Sales of services	50.8	-	121.7	-
Total Sales	50.8	-	121.7	-
Variable Costs	7.6	-	18.8	-
Fixed Costs	37.6	-	71.2	-
Cost of Sales	45.2	-	90.0	-
Gross profit	5.6	-	31.7	-
Operating Expenses	2.0	(0.3)	4.8	-
Operating Profit	3.6	0.3	26.9	-
Non Operating Profit/(Loss)	(9.0)	11.9	(26.8)	11.9
Income tax	(1.0)	-	(3.0)	-
Net Income	(6.4)	12.2	(2.9)	11.9

Balance Sheet
COP$ Billion	As of Sep. 30, 2010	As of Sep. 30, 2010
Current Assets	489.4	542.9
Long Term Assets	1,313.5	1,251.1
Total Assets	1,802.9	1,794.0
Current Liabilities	82.0	163.0
Long Term Liabilities	1,303.8	1,206.3
Total Liabilities	1,385.8	1,369.3
Equity	417.1	424.7
Total Liabilities and Shareholders´ Equity	1,802.9	1,794.0

Bio fuels

•	Ecodiesel

Production (Barrels)	3Q 2010	3Q 2009	As of sep. 2010	As of sep. 2009
Biodiesel	140,419.0	-	144,287.0	-
Glycerine	12,192.0	-	12,378.0	-

PRESS RELEASE

Income Statement

(COP$ Billion)	3Q 2010
Domestic sales	38.2
Total Sales	38.2
Variable Costs	34.0
Fixed Costs	1.0
Cost of Sales	35.0
Gross profit	3.2
Operating Expenses	0.7
Operating Profit	2.5
Non Operating Profit/(Loss)	0.6
Net Income	0.6

Balance Sheet

COP$ Billion	As of Sep 30, 2010	As of June 30, 2010
Current Assets	27.0	15.5
Long Term Assets	107.0	106.5
Total Assets	134.0	122.0
Current Liabilities	54.0	28.3
Long Term Liabilities	59.0	73.1
Total Liabilities	113.0	101.4
Equity	21.0	20.6
Total Liabilities and Shareholders´ Equity	134.0	122.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   October 26, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer